 Exhibit 5.1

Opinion of Counsel

August 10, 2016

STAAR Surgical Company
1911 Walker Ave.
Monrovia, CA 91016

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

I have acted as counsel to STAAR Surgical Company (the “Company”), a Delaware corporation, in connection with the Company’s Registration Statement on Form S-8 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on the date hereof with respect to 1,900,000 shares of the Company’s Common Stock, par value $0.01 per share (the “Shares”) issuable pursuant to the Company’s Amended and Restated Omnibus Equity Incentive Plan (the “Plan”).

In my capacity as General Counsel to the Company, based on my familiarity with the affairs of the Company and on my examination of the law and documents I have deemed relevant, I am of the opinion that when the Shares have been issued and sold pursuant to the provisions of the Plan and in accordance with the Registration Statement, the Shares will be duly authorized, validly issued, fully paid and non-assessable shares of the Company's Common Stock.

My opinion is limited to matters governed by the federal laws of the United States of America, the Delaware General Corporation Law, the applicable provisions of the Delaware Constitution and reported decisions of the Delaware courts interpreting these laws.

I consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to this opinion in the Registration Statement, any prospectus or prospectus supplement used in connection therewith, and any amendments thereto.

Very truly yours,

/s/Samuel Gesten
General Counsel